LEHMAN BROTHERS INCOME FUNDS

INSTITUTIONAL CLASS

DISTRIBUTION AGREEMENT

SCHEDULE A

The Series currently subject to this Agreement are as follows:

Lehman Brothers High Income Bond Fund

Lehman Brothers Short Duration Bond Fund

Lehman Brothers Strategic Income Fund

Date: February 28, 2009